Exhibit 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	SECOND QUARTER 2006

INCREASED CASH FLOWS EQUATE TO HIGHER DISTRIBUTIONS…

In our First Quarter, 2006 Newsletter we projected quarterly distributions for the remaining quarters of 2006 to be about $8.10 per unit barring unexpected developments. This was $1.08 higher than we had originally projected, the difference being attributable to the unanticipated renewal of the Blockbuster lease. Unfortunately, Second Quarter of 2006 performance was adversely impacted by the Popeye’s-Park Forest default (see page 2 - Property Highlights) and unexpected insurance premium adjustments. In keeping with our longstanding strategy of keeping distributions in line with cash flow, the actual Second Quarter distribution will be approximately $7.56 per unit, which is about 8% higher than the $7.02 originally projected. Management now estimates that the distributions for the remaining quarters of 2006 will continue at the Second Quarter of 2006 level, enhanced by any cash flow from the Popeye’s- Park Forest litigation.

WHY THE INTEREST ... IN MY INTERESTS?

Periodically you may be subject to the “feeding” frenzy cultivated by third party buyers whom offer to buy your interests in the Partnership. A common question you may have is “why the interest in my interests?”

As we have communicated to you in the past, it’s really quite simple — the interests you own in the Partnership offer immediate value to the third-party solicitor.

Should you be tendering your interests to any of these parties? As your General Partner, we don’t think so, particularly if you want to be the recipient of “full” value. We believe you should be the one receiving the final return on your long-term investment NOT someone who buys your interests at a discount for their own future profit opportunities.

In addition, there may be inherent risks associated with accepting a third-party tender offer. The examples below have been found to be specifically stated in a purchase offer document:

•	“Our offer price was determined by applying a discount to the most recent appraised value provided by the Partnership, which may or may not be a fair assessment of the unit’s value.” In some instances the discount may be as much as 20%.

•	“All distributions paid or declared by the Partnership on or after a ‘specific date’ belong to the Buyer. To the extent an investor receives such distributions, the total dollar amount of the distributions on or after that date would be deducted from your sale proceeds.” The “specific date” may be prior to the date of the assignment and transfer of interests. Therefore, the offering price is further reduced by the distribution(s) lost to the investor.

Although the strong interest in your interests may be causing you concern or confusion at times — think of it this way… you have something of value, others want it, and you have control over whether they can have it or not.

SEE INSIDE
Distribution and Property Highlights	2
Answers to Frequently Asked Questions	2
Investor Relations Contact Information	2

DIVALL 2 QUARTERLY NEWS	2 Q 06

DISTRIBUTION HIGHLIGHTS

• $350,000 distributed for the Second Quarter of 2006 which is approximately $25,000 higher than originally projected.	• Quarterly distributions from 2006 operating cash flows have totaled $730,000 to-date.

•      The Second Quarter distribution represents approximately $7.56 per unit. The approximate annualized “operating return” for the Second Quarter of 2006 was 7%+, based on the Net Asset Value (“NAV”) of $410 per unit as of December 31, 2005.

•      $1,364 to $1,215 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): The tenant was delinquent on June 30, 2006 in the amount of $33,580. This amount includes approximately $19,000 in monthly rent and $14,000 in property tax escrows. The Partnership has defaulted Popeye’s and has filed for possession of the property in the Cook County Courts. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTY HELD FOR SALE

Phoenix, AZ (operated as Sunrise Preschool): A listing agreement for the sale of the property (current asking price of $1.7 million) was executed in June of 2006. We believe this is an opportune time to sell this property based on the cyclical real estate market in the Phoenix area and the limited term remaining on the existing tenants lease (lease expires May 31, 2009). There can be no assurance that the property will sell during the listing period, nor that the asking price can be attained.

ANSWERS TO FREQUENTLY ASKED QUESTIONS:

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Third Quarter of 2006 is scheduled to be mailed on November 15, 2006.

•	What was the December 31, 2005 Net Asset Value (NAV)?

The net asset value was $410 per unit. The Net Asset Value letter from the General Partner was included with the February 15, 2006 distribution mailing.

•	When can I expect to receive my 2005 Annual Form 10-K Report?

Your Annual Report was mailed in May of 2006.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations (see contact information below), a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations via the contact information listed below.

INVESTOR RELATIONS CONTACT INFORMATION:

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2006

	PROJECTED	ACTUAL	VARIANCE
	2ND QUARTER 06/30/2006	2ND QUARTER 06/30/2006	BETTER (WORSE)
OPERATING REVENUES
Rental income	$390,199	$410,406	$20,207
Interest income	4,800	7,669	2,869
Other income	0	2,857	2,857

TOTAL OPERATING REVENUES	$394,999	$420,932	$25,933

OPERATING EXPENSES
Insurance	$9,768	$29,526	$(19,758)
Management fees	54,849	54,942	(93)
Overhead allowance	4,425	4,442	(17)
Advisory Board	3,500	2,625	875
Administrative	26,548	28,940	(2,392)
Professional services	14,920	8,110	6,810
Auditing	16,500	16,500	0
Legal	9,000	15,640	(6,640)
Property Expenses	5,475	245	5,230

TOTAL OPERATING EXPENSES	$144,985	$160,970	$(15,985)

INVESTIGATION AND RESTORATION EXPENSES	$0	$114	$(114)

NON-OPERATING EXPENSES
Depreciation	62,292	62,292	0
Amortization	3,198	4,836	(1,638)

TOTAL NON-OPERATING EXPENSES	$65,490	$67,128	$(1,638)

TOTAL EXPENSES	$210,475	$228,212	$(17,737)

NET INCOME	$184,524	$192,720	$8,196

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	65,490	67,128	1,638
Recovery of amounts previously written off	0	(2,857)	(2,857)
(Increase) Decrease in current assets	206,000	(4,776)	(210,776)
Increase (Decrease) in current liabilities	(9,302)	(31,672)	(22,370)
(Increase) Decrease in cash reserved for payables	8,564	30,901	22,337
Current cash flows advanced from (reserved for) future distributions	(100,500)	99,500	200,000

Net Cash Provided From Operating Activities	$354,776	$350,944	$(3,832)

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	(3,600)	(4,773)	(1,173)
Building improvements	(25,000)	0	25,000
Recovery of amounts previously written off	0	2,857	2,857

Net Cash (Used In) From Investing And Financing Activities	$(28,600)	$(1,916)	$26,684

Total Cash Flow For Quarter	$326,176	$349,029	$22,853

Cash Balance Beginning of Period	661,979	1,013,024	351,045
Less 1st quarter distributions paid 5/06	(325,000)	(380,000)	(55,000)
Change in cash reserved for payables or future distributions	91,936	(130,401)	(222,337)

Cash Balance End of Period	$755,091	$851,652	$96,561

Cash reserved for 2nd quarter 2006 L.P. distributions	(325,000)	(350,000)	(25,000)
Cash reserved for payment of accrued expenses	(56,230)	(154,009)	(97,779)
Cash advanced from (reserved for) future distributions	(246,000)	(221,000)	25,000

Unrestricted Cash Balance End of Period	$127,862	$126,643	$(1,219)

__________	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$350,000	$25,000
Mailing Date	08/15/2006	(enclosed )	—
* Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF JUNE 30, 2006

PORTFOLIO	(Note 1)

CONCEPT	LOCATION	REAL ESTATE			EQUIPMENT					TOTALS
		COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%
BLOCKBUSTER (2)	OGDEN, UT	646,425	108,250	16.75%						646,425	108,250	16.75%
DENNY’S	PHOENIX, AZ	972,726	65,000	6.68%		183,239	0	0	0.00%	1,155,965	65,000	5.62%
CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%
DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	70,000	8.28%		52,813	0	0	0.00%	897,813	70,000	7.80%
KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of March 31, 2006.
2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.
3:	In January of 2006 the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.
4:	Management executed a listing agreement (current asking price of $1.7 million) for the sale of the property in June of 2006. As of June 30, 2006 the net book value of the property was approximately $617,000.

PROJECTIONS FOR

DISCUSSION PURPOSES

DIVALL INSURED INCOME PROPERTIES 2 LP

2006 PROJECTED PROPERTY SUMMARY

AND RELATED RECEIPTS

FOR CURRENT OPERATING PROPERTIES

AS OF JUNE 30, 2006

PORTFOLIO	(Note 1)

CONCEPT	LOCATION	REAL ESTATE			EQUIPMENT					TOTALS
		COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%
SUNRISE PRESCHOOL (4)	PHOENIX, AZ	1,084,503	123,318	11.37%		79,219	33,047	0	0.00%	1,182,735	123,318	10.43%
						19,013	6,710	0	0.00%
PANDA BUFFET (3)	GRAND FORKS, ND	739,375	35,000	4.73%						739,375	35,000	4.73%

WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	CHARLESTON, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		13,614,751	1,584,408	11.64%		640,021	69,606	0	0.00%	14,254,772	1,584,408	11.11%

Note:

1:	This property summary includes only property and equipment held by the Partnership as of March 31, 2006.
2:	The Blockbuster lease expired as of January 31, 2006 in the 6,000 square foot space. Management negotiated a lease renewal agreement with Blockbuster and the new lease is set to expire on January 31, 2008.
3:	In January of 2006 the owners of the Panda Buffet informed Management that they intended to exercise their purchase option in relation to the property. The property was to be sold at a sales price of $525,000 and closing was anticipated to be in the Second Quarter of 2006. However, the sales contract expired and the property is not going to be sold at this time. The current lease remains in effect until the year 2013.
4:	Management executed a listing agreement (current asking price of $1.7 million) for the sale of the property in June of 2006. As of June 30, 2006 the net book value of the property was approximately $617,000.